                                                                    EXHIBIT 20.1


MBIA    MBIA INC.                                                  NEWS RELEASE
        113 King Street
        Armonk, NY 10504
        914 273 4545


        contact: Michael C. Ballinger                     FOR IMMEDIATE RELEASE
        (914) 765-3893                                    ---------------------



MBIA INC. REPORTS FOURTH QUARTER EARNINGS GROWTH
------------------------------------------------

ARMONK, New York -- January 23, 1996 -- MBIA Inc. (NYSE: MBI), the holding company for MBIA Insurance Corporation, reported today that 1995 fourth quarter net income increased 6 percent to $68.3 million from $64.5 million in the same 1994 period. Fourth quarter earnings per share rose 5 percent to $1.61 compared with $1.53. Operating earnings for the fourth quarter were $1.60 per share, up 5 percent from $1.53.

MBIA's 1995 net income and earnings per share increased 4 percent over 1994 to $271.4 million from $260.2 million and to $6.43 per share from $6.18. Operating earnings, which excludes capital gains and non-recurring items, rose 6 percent to $6.35 per share from $6.01. Year-end book value per share was $53.19, a 30 percent gain over 1994.

MBIA's fourth quarter core earnings increased 12 percent over the same period a year ago to $1.50 per share. For 1995, core earnings also rose 12 percent to $5.87 per share from $5.26. Core earnings exclude the net income effects of capital gains, premiums earned from refunded issues and non-recurring items.

David H. Elliott, chairman and chief executive officer, said, "MBIA again produced strong financial and operating results, underscoring our ability to deliver consistent earnings growth. We led the insured municipal market for the fourteenth consecutive year and reported excellent results in our structured finance, secondary market and international businesses."

                                     MBIA



New issue municipal financings declined 9 percent in 1995 to $141.4 billion from $154.7 billion issued in 1994. However, the insured portion of new issue volume rose to a record 47 percent from 40 percent in 1994. This resulted in a 6 percent increase in insured municipal volume in 1995 to $66.0 billion from $62.1 billion in 1994.

MBIA led the municipal bond insurance industry in 1995, insuring $28.0 billion of par value, representing 42 percent of the insured market and a record 20 percent of all new municipal issues. In 1994, MBIA insured $25.1 billion of par value, 40 percent of the insured market and 16 percent of all new issue municipal bonds.

MBIA reported substantial gains in its domestic structured finance business, insuring $9.0 billion of par value in 1995, a 57 percent gain over 1994. The company's international operations also recorded strong results by insuring $2.2 billion of par value in 1995.

For 1995's fourth quarter, MBIA's gross premiums written declined 8 percent to $79.3 million compared with $86.5 million a year earlier. For the year, gross premiums written totaled $348.5 million, down 3 percent from $360.8 million in 1994. Gross premiums written reflects upfront premiums received for business originated in the current period and installment premiums received for current and prior-period business.

Because part of MBIA's business writings is collected on an installment basis, gross premiums written do not fully reflect the premium associated with new insurance business writings. Adjusted gross premiums originated, which captures both upfront premiums and the present value of estimated installment premiums from new

                                     MBIA



business writings, increased 3 percent in the fourth quarter to $89.9 million from $87.4 million in the same 1994 period. For 1995, adjusted gross premiums originated rose 2 percent to $369.2 million from $362.0 million in 1994.

Premiums earned during the fourth quarter were $54.5 million, a 2 percent decline from 1994's fourth quarter. This included $7.2 million from refundings of previously insured issues compared with $13.1 million in the same period in 1994. For 1995, premiums earned decreased 1 percent to $215.1 million from $218.3 million in 1994, including $34.0 million from refundings in 1995 versus $53.0 million in 1994. The net income effect of refunding activity was $.10 per share for the fourth quarter of 1995 compared with $.19 per share in 1994's fourth quarter, and was $.47 per share for the full year 1995 compared with $.74 per share in 1994.

Net investment income, excluding net realized gains and revenues from the company's municipal investment agreement business, increased 15 percent for the quarter to $57.0 million from $49.6 million in 1994's fourth quarter. For the year, net investment income rose 13 percent to $219.9 million from $193.9 million in 1994. At December 31, 1995, MBIA's aggregate investment portfolio, including fixed-income securities related to its municipal investment agreement business, was $6.6 billion compared to $4.9 billion at the end of 1994. The investment agreement portion increased to $2.7 billion as of December 1995, from $1.7 billion in December 1994. The average quality of fixed-income investments is Double-A.

                                     MBIA



The effect of carrying fixed-income investments at market value rather than at amortized cost, as required by Statement of Financial Accounting Standards 115, resulted in a $4.96 increase in book value per share at December 31, 1995 and a $2.10 decrease at year-end 1994.

Total fourth quarter revenues were $118.8 million compared with $109.8 million in the fourth quarter of 1994. For 1995, total revenues increased 5 percent to $462.2 million from $439.5 million in 1994.

Total expenses for the fourth quarter were $32.0 million compared with $28.8 million in the fourth quarter of 1994. For the year, expenses were $117.2 million compared with $110.1 million in 1994.

Computed on a statutory basis, MBIA Insurance Corporation's unearned premium reserve was $1.7 billion as of December 31, 1995, and its capital base, consisting of capital, surplus and contingency reserve, was $2.0 billion. Aggregate policyholders' reserves rose 11 percent to $3.8 billion in 1995 from $3.4 billion in the prior year.

MBIA Inc., through its wholly owned subsidiary, MBIA Insurance Corporation, is the leading insurer of municipal bonds and structured finance transactions. MBIA is also a leading provider of investment management services to the public sector. MBIA Insurance Corporation has a claims-paying rating of Triple-A from Moody's Investors Service, Inc., Standard & Poor's Ratings Group and Fitch Investors Service.
                                     # # #

                           MBIA INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME
                -----------------------------------------------

                (dollars in thousands except per share amounts)


                              Three Months Ended       Years Ended
                                 December 31,          December 31,
                            ----------------------  ----------------------
                               1995        1994        1995        1994
                            ----------  ----------  ----------  ----------
Revenues
  Insurance:
   Gross premiums written    $ 79,288    $ 86,451    $348,487    $360,836
   Ceded premiums             (12,844)    (10,595)    (45,050)    (49,281)
                            ----------  ----------  ----------  ----------
    Net premiums written       66,444      75,856     303,437     311,555
   Increase in deferred
    premium revenue           (11,943)    (20,397)    (88,365)    (93,226)
                            ----------  ----------  ----------  ----------
    Premiums earned            54,501      55,459     215,072     218,329
   Net investment income       56,973      49,612     219,858     193,853
   Net realized gains           3,225         676      11,312      10,335
  Investment
   management services:
   Income                       6,179       4,159      19,884      16,178
   Net realized losses         (2,732)       (123)     (6,092)       (726)
  Other                           633          40       2,188       1,567
                            ----------  ----------  ----------  ----------
    Total revenues            118,779     109,823     462,222     439,536
                            ----------  ----------  ----------  ----------
Expenses
  Insurance:
   Losses and loss
    adjustment                  2,685       2,428      10,639       8,093
   Policy acquisition
    costs, net                  5,502       5,553      21,283      21,845
   Operating                   12,259      10,573      41,805      41,026
  Investment management
   services                     3,518       3,019      12,857      10,611
  Interest                      7,168       6,945      28,439      27,159
  Other                           913         327       2,169       1,380
                            ----------  ----------  ----------  ----------
    Total expenses             32,045      28,845     117,192     110,114
                            ----------  ----------  ----------  ----------
Income before income
 taxes                         86,734      80,978     345,030     329,422

Provision for
 income taxes                  18,462      16,508      73,611      69,213
                            ----------  ----------  ----------  ----------

Net income                   $ 68,272    $ 64,470    $271,419    $260,209
                            ==========  ==========  ==========  ==========
Net income per
common share                 $   1.61    $   1.53    $   6.43    $   6.18
                            ==========  ==========  ==========  ==========

Weighted average number
 of common shares
 outstanding                42,418,654  42,005,970  42,240,011  42,085,943
                            ==========  ==========  ==========  ==========

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                           MBIA INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                          ---------------------------

                (dollars in thousands except per share amounts)


                                          December 31, 1995  December 31, 1994
                                          -----------------  -----------------

Assets
  Investments:
   Fixed maturity securities held as
    available-for-sale at market
    (amortized cost $3,428,986
    and $3,123,838)                            $3,652,621        $3,051,906
   Short-term investments                         198,035           121,384
   Other investments                               14,064            17,550
                                               -----------       -----------
                                                3,864,720         3,190,840

  Municipal investment agreement
   portfolio held as available-
   for-sale at market (amortized cost
   $2,645,828 and $1,738,375)                   2,742,626         1,675,935
                                               -----------       -----------
    Total investments                           6,607,346         4,866,775

 Cash and cash equivalents                         23,258             7,940
 Accrued investment income                         87,016            68,486
 Deferred acquisition costs                       140,348           133,048
 Prepaid reinsurance premiums                     200,887           186,492
 Goodwill - net                                   106,569           111,252
 Property and equipment - net                      46,030            45,069
 Receivable for investments sold                    6,100               945
 Other assets                                      49,896            36,432
                                               -----------       -----------
   Total assets                                $7,267,450        $5,456,439

Liabilities and Shareholders'
 Equity
 Liabilities:
  Deferred premium revenue                     $1,616,315        $1,512,211
  Loss and loss adjustment expense
   reserves (1)                                    42,505            40,148
  Municipal investment agreements               2,026,709         1,334,177
  Municipal repurchase agreements                 615,776           191,956
  Long-term debt                                  373,900           298,790
  Short-term debt                                  18,000            17,000
  Deferred income taxes                           246,736            76,843
  Payable for investments purchased                10,695           209,966
  Other liabilities                                82,548            70,632
                                               -----------       -----------
   Total liabilities                            5,033,184         3,751,723
                                               -----------       -----------
 Shareholders' Equity:
  Common stock                                     42,077            42,077
  Additional paid-in capital                      725,153           719,750
  Retained earnings                             1,261,051         1,057,092
  Cumulative translation adjustment                 2,849               503
  Unrealized appreciation
  (depreciation) - net                            207,648           (86,560)
  Unearned compensation - restricted stock           (426)              ---
  Treasury stock                                   (4,086)          (28,146)
                                               -----------       -----------
   Total shareholders' equity                   2,234,266         1,704,716
                                               -----------       -----------
   Total liabilities and
    shareholders' equity                       $7,267,450        $5,456,439
                                               ===========       ===========
   Book value per share                        $    53.19        $    40.96
                                               ===========       ===========

       (1) Includes net case reserves          $   14,481        $   21,967

                           MBIA INC. AND SUBSIDIARIES



Components of core earnings per share
-------------------------------------

                            Three Months Ended    Years Ended
                               December 31,       December 31,
                            -------------------  -------------
                              1995       1994     1995   1994
                            ---------   -------  ------ ------
 Reported earnings
  per share                    $1.61     $1.53   $6.43  $6.18

  Adjustments:
   Realized gains               0.01      0.01    0.08   0.15
   Net effect of sold
    operation                    ---       ---     ---   0.03
                            ---------   -------  ------ ------
 Operating earnings per
  share (1)                     1.60      1.53    6.35   6.01
                            ---------   -------  ------ ------
  Earnings from refunded
   issues                       0.10      0.19    0.47   0.74
                            ---------   -------  ------ ------
 Core earnings
  per share (1)                $1.50     $1.34   $5.87  $5.26
                            =========   =======  ====== ======

 (1) Amounts may not add due to rounding.



Components of adjusted book value per share
-------------------------------------------

                                      December 31,  December 31,
                                          1995          1994
                                      ------------  ------------

Book Value                                  $53.19        $40.96

After-tax value of:
 Net deferred premium revenue,
  net of DAC                                 19.73         18.63
 Present value of future installment
  premiums                                    3.64          2.76
                                      ------------  ------------
Adjusted book value                         $76.56        $62.35
                                      ============  ============

                                       7
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                  MBIA INSURANCE CORPORATION (1) CONSOLIDATED

                     (wholly-owned subsidiary of MBIA Inc.)






Selected Financial Data Computed on a Statutory Basis:
-----------------------------------------------------


                             (dollars in millions)


                                     December 31,1995    Dec. 31, 1994
                                     ----------------    -------------

  Capital and surplus                   $  1,274.1        $  1,110.0
  Contingency reserve                        743.5             621.0
                                        ----------        ----------
   Capital base                            2,017.6           1,731.0

  Unearned premium reserve                 1,733.6           1,619.6
  Loss and loss adjustment
   expense reserves                            6.7              22.0
                                        ----------        ----------
   Total policyholders' reserves           3,757.9           3,372.6

  Present value of
   installment premiums                      235.4             176.9

  Standby line of credit                     650.0             600.0
                                        ----------        ----------
   Total capital resources              $  4,643.3        $  4,149.5
                                        ==========        ==========

  Net insurance in force                $344,037.2        $304,501.6

 Capital ratio (2)                           171:1             176:1

 Capital resources ratio (3)                  87:1              86:1


(1)  Formerly Municipal Bond Investors Assurance Corporation.

(2)  Net debt service outstanding divided by capital base.

(3) Net debt service outstanding divided by the sum of capital base, unearned premium reserve (after tax), loss reserve, present value of installment premiums (after-tax) and irrevocable standby claims-paying line of credit.